Hancock Whitney Investment Services, Inc.

(A wholly-owned subsidiary of Hancock Whitney Corporation)

Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities Exchange Act

December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hancock Whitney Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hancock Whitney Center 701 Poydras Street, Suite 3100
(No. and Street)

New Orleans	LA	70139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anita Schexnayder	504-729-2978	anita.schexnayder@hancockwhitney.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

909 Poydras Street, Suite 3100	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Schexnayder_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hancock Whitney Investment Services, Inc._____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Anita Schexnayder_

Title: _____
Vice President, Hancock Whitney Investment Services, Inc.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2025, and the related statements of income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2026
We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200 F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Financial Condition
December 31, 2025

	2025
Assets	
Cash and cash equivalents	$16,876,230
Commissions and fees receivables	1,583,496
Income taxes receivable, net	72,838
Deferred tax asset	23,171
Other assets	14,745
Total assets	$18,570,480
Liabilities and Stockholder's Equity	
Accounts payable and other accrued expenses	$ 271,396
Due to affiliate, net	845,184
Total liabilities	1,116,580
Stockholder's equity	
Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	15,780,200
Total stockholder's equity	17,453,900
Total liabilities and stockholder's equity	$18,570,480

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Income
Year Ended December 31, 2025

	2025
Revenues	
Income from sales of fixed annuity contracts (net of $335,633 of expense)	$ 12,338,779
Commission income on insurance products (net of $34,901 of expense)	1,382,751
Underwriting income	966,299
Investment advisory and management fees	278,335
Interest, dividends and other income	821,636
Total revenues	15,787,800
Expenses	
Compensation and benefits	8,086,042
Allocated occupancy and equipment	429,217
Other expenses	1,467,842
Total expenses	9,983,101
Income before income taxes	5,804,699
Income taxes	1,411,736
Net income	$ 4,392,963

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Stockholder's Equity
Year Ended December 31, 2025

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2025	$ 1,000	$ 1,672,700	$ 17,387,237	$ 19,060,937
Net Income	-	-	4,392,963	4,392,963
Dividend to Parent	-	-	(6,000,000)	(6,000,000)
Balance, December 31, 2025	$ 1,000	$ 1,672,700	$ 15,780,200	$ 17,453,900

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2025

There were no liabilities subordinated to claims of general creditors at December 31, 2025. There were no changes in liabilities subordinated to claims of general creditors during the year ended December 31, 2025.

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Cash Flows
Year Ended December 31, 2025

	2025
Cash flows from operating activities	
Net income	$ 4,392,963
Adjustments to reconcile net income to net cash provided by operating activities	
Provision for deferred taxes	(9,360)
Increase in commissions and fees receivables	(560,361)
Increase in income taxes receivable	(29,811)
Increase in other assets	(10,554)
Increase in accounts payable and accrued expenses	3,495
Increase in due to affiliate, net	277,985
Net cash provided by operating activities	4,064,357
Cash flows from investing activities	-
Cash flows from financing activities	
Dividends paid to Parent	(6,000,000)
Net cash used in financing activities	(6,000,000)
Net decrease in cash and cash equivalents	(1,935,643)
Cash and cash equivalents, beginning of year	18,811,873
Cash and cash equivalents, end of year	$ 16,876,230
Supplemental disclosure of cash flow information	
Cash paid for income taxes (net of refunds received)	$ 1,431,584

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Notes to Financial Statements
December 31, 2025

1.   **Organization and Significant Accounting Policies**

Organization and Operations
Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent"), an SEC registrant whose primary business is depository and lending services. The Parent is a registered financial holding company, authorized to conduct the full range of activities permitted under the Bank Holding Company Act of 1956, as amended.

The Company acts as a limited purpose broker dealer; is a licensed insurance agency and earns insurance revenue from the sale of non-SEC registered insurance products through registered agents that are dual representatives of Hancock Whitney Bank (the "Bank"), an affiliate of the Company, and Cetera Investment Services LLC ("Cetera") and Cetera Investment Advisers LLC, third-party service providers. The Company also participates in underwriting transactions on a co-manager basis only. In addition, the Company offers advisory services by providing access to certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds for which the Company earns advisory service fees. The Company has engaged the Bank to provide these advisory services on its behalf, including portfolio management, investment solutions, compliance and administrative support.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivables
Receivables on commission and fee income are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue. The Company had $1,198,121 in commission receivables from Cetera, $221,255 in underwriting fees receivables and $164,120 in other miscellaneous receivable as of December 31, 2025.

Allowance for Credit Losses
The Company's commissions and fees receivable are recorded at amortized cost and are within the scope of Financial Accounting Standards Board ("FASB") Topic 326, "Financial Instruments – Credit Loss." When applicable, the Company records the estimate of expected credit loss as a valuation allowance account on the balance sheet that is deducted from the assets' amortized cost basis. Changes in the allowance for credit loss are reported as credit loss expense. In determining whether an allowance for credit loss is required, the Company assesses several factors including, but not limited to, the nature of the asset and its expected life, the creditworthiness of the counterparty and historical losses, if any. The Company's commissions and fees are settled on a monthly or quarterly basis with counterparties. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the

counterparties. The risk of default is considered remote and, therefore, there was no allowance for credit losses on commissions and fees receivable at December 31, 2025.

Income Taxes
The Company's tax provision is determined pursuant to FASB Topic 740 "Income Taxes." The Company files a consolidated federal income tax return with Hancock Whitney Corporation and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. In such cases, the income tax balances payable or receivable covered under the tax-sharing agreement are generally settled with the Parent no later than 10 business days from the time of the cash transactions with the taxing authorities. Additionally, certain state income tax returns, as applicable, are filed by the Company on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue Recognition
Income from sales of fixed annuity contracts
The Company, as agent, earns commissions for the sale of non-SEC registered annuity contracts sold by Cetera. Upon selection of an annuity product, the customer enters into a policy with the third party service provider. The Company's performance obligation is satisfied when the contracts are accepted by the third party service provider, for which a fee is earned from Cetera based on agreed upon fee percentages. Commissions from the sale of fixed annuity contracts are recognized monthly and are settled one month in arrears from when the third party service provider settles with Cetera. As agent in these transactions, related expenses charged by Cetera for regulatory, compliance, technology and operational systems are netted against the revenue reported. These expenses are reflected parenthetically on the statement of income.

Commission income on insurance products
Commission income on insurance products includes commission revenue that is recognized with the sale of insurance policies. The Company may receive commissions at the inception of the policy or over time, as long as the policy remains active, on a monthly, quarterly or annual basis. The Company's performance obligation is connecting the customer to the insurance products and, for new policies, is fulfilled on the date of issuance, when the risks and rewards of ownership have been transferred to the customer. Any upfront (first year) commissions are known amounts and recognized on the issuance date. Commissions for policy renewals are recognized monthly, quarterly or annually when determinable. Commissions earned for policy renewals are generally determinable when such information is received from Cetera, which allows the reasonable estimation of these amounts. Commissions receivable are settled one month in arrears from when the third party service provider settles with Cetera. As agent in these transactions, expenses charged by Cetera for regulatory, compliance, technology and operational systems are netted against the revenue reported. These expenses are reflected parenthetically on the statement of income.

Underwriting income

Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized when the performance obligation is satisfied, which is at the time the underwriting is complete and income is reasonably determinable. Income is based on the participation percentage and syndication fee percentage in accordance with the contract terms. Underwriting income is settled thirty to ninety days following settlement date. Any costs associated with these transactions are reflected in other expense line item in the statement of income.

Investment Advisory and Management Fees

Investment advisory and management fees are earned for providing asset management services for certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds; and separately managed accounts of individual stocks, bonds, mutual funds or exchange traded funds for which the Company earns fees. Our performance obligation is providing access to investment management strategies and/or model portfolios to customers. The quarterly fees are accrued on a contractual basis as earned, and received one quarter in arrears based on the daily average balance of the total amount of assets invested in these strategies and/or model portfolios. Fees are recorded on a gross basis, with expenses reflected in the other expense line item in the statement of income.

Interest, dividends and other income

Interest, dividends and other income is primarily comprised of interest and dividend income on a money market investment. Income is recorded on the accrual basis, or on a cash basis if not material.

Commissions Paid

Commissions paid to brokers are recorded as transactions occur on a trade date basis. Broker commission expense are reflected in the "Compensation and benefits" line item in the Statement of Income.

Reportable Segment Disclosures

U.S. GAAP requires that information be reported about a company's operating segments using a "management approach." Reportable segments are identified in these standards as those revenue-producing components for which discrete financial information is produced internally and which are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments. The Company has identified the Chief Executive Officer and President ("the CEO") as the chief operating decision maker. The Company is engaged in a single line of business as a limited purpose broker-dealer. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

The CEO primarily uses net income and its components to make operational and financial decisions and manage the Company. Financial reports utilized analyze actual results compared to prior period results. Additionally, the CEO uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Excess net capital is measured in accordance with SEC Rule 15c3-1 (see Note 5) and is reconciled to U.S. GAAP measures in Supplemental Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies found within this Note. The significant segment expenses included in net income are presented in the financial statement captions shown on the face of the Statement of Income, and align materially with those reported to the CEO. There

are no other segment items required to reconcile expenses included in net income to significant expenses reviewed by the CEO.

Recently Adopted and New Accounting Guidance

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," to enhance the transparency and decision usefulness of income tax disclosures by requiring additional categories of information about federal, state, and foreign income taxes to be included in the rate reconciliation and by requiring more detail to be disclosed on certain reconciling item categories that meet a quantitative threshold. Additionally, the amendment requires all entities to annually disclose disaggregated information about income taxes paid using specific quantitative thresholds and income tax expense (or benefit) from continuing operations. The amendments in this update were effective for annual periods beginning after December 15, 2024 and the Company has adopted the standard in this financial report. Refer to Note 3 – Income Taxes for the required disclosures. As the update contains only amendments to disclosure requirements, the adoption had no impact to the Company's results of operations or financial condition.

In November 2024, the FASB issued ASU 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures about a public business entity's expenses in commonly presented expense captions. The amendments in this update require disclosure of specified information about certain costs and expenses in the notes to financial statements. This update, as amended, is effective for the Company in 2027. As the standard contains only amendments to disclosure requirements, adoption will have no impact to the Company's operating results or financial condition.

2. **Fair Value of Assets and Liabilities Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded, on a recurring basis, at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity. The money market account totaled $16,312,662 at December 31, 2025. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1 and are measured on a recurring basis.

Commissions and fees receivable reflected in the Statement of Financial Condition are short-term in nature and the carrying amount is a reasonable estimate of fair value.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Notes to Financial Statements
December 31, 2025

3.   **Income Taxes**

At December 31, 2025, the Company had a deferred tax asset of $23,171, which is primarily attributable to allocated employee compensation, with no valuation allowance, as management believes it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2025, the Company had no state net operating losses. Total income tax expense for the year ended December 31, 2025 was $1,411,736, which is comprised of current tax expense of $1,421,096 and deferred tax benefit of ($9,360). At December 31, 2025, the Company had a net income taxes receivable from the Parent totaling $72,838.

The Company is a member of a consolidated U.S. federal income tax return with its parent company. Generally, tax years prior to 2022 are no longer subject to examination by taxing authorities. State returns that are open for examination vary by jurisdiction and are generally open three to four years.

The following table presents a summary of the factors that affect income tax expense for the year ended December 31, 2025, utilizing the applicable categories in the revised disclosure requirements of Topic 740:

	2025	
	Amount	**%**
U.S. Federal statutory tax rate	$ 1,218,987	21.00%
State income taxes, net of federal income tax effect	166,601	2.87%
Nontaxable or nondeductible items		
Other	6,533	0.11%
Changes in unrecognized tax benefits	19,615	0.34%
Income tax expense	$ 1,411,736	24.32%

In 2025, state and local income taxes in Louisiana comprise the majority of the state and local income taxes, net of federal effect category in the table above.

The tax benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained on its technical merits. The liability for unrecognized tax benefits was immaterial as of December 31, 2025. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense; and the amount recognized in 2025 was insignificant.

Income taxes paid (net of refunds received), disaggregated by jurisdictional categories (U.S. federal, U.S. state and local and non-U.S.) as required by the revised requirements of Topic 740, is presented in the table below. The Company did not pay any non-U.S. taxes in year ended December 31, 2025.

	2025
U.S. Federal	$ 1,142,607
U.S. state and local	
Louisiana	101,268
Mississippi	102,017
Other	85,692
Total U.S. state and local	288,977
Total income taxes paid (net of refunds received)	$ 1,431,584

4. Related-Party Transactions

As of December 31, 2025, the Company had $563,567 of cash on deposit with the Bank, a wholly-owned subsidiary of the Parent. As of December 31, 2025, the Company has a net due to affiliate totaling $845,184 for intercompany settlement of cash transactions, mostly related to allocated operating expenses paid by the Bank. Intercompany settlements generally occur each business day.

The Company is party to a services agreement with the Bank whereby the Bank is compensated for services provided to support the revenue generating activities of the Company. The allocated expenses represent the proportion of operating expense of the Hancock Whitney Financial Consultant division of the Bank, based on the proportion of revenue generated for the Company compared to the total revenue generated by the operating unit. The agreement also includes allocated cost for services provided by the Trust and Asset Management division of the Bank for portfolio management, investment solutions, compliance and other shared services generally based on estimated proportion of time spent on these activities. The following table reflects the allocated costs under this agreement by financial statement line item.

	2025
Income from sales of fixed annuity contracts	$ (335,633)
Commission income on insurance products	(34,901)
Allocated expense netted in revenue	$ (370,534)
Compensation and benefits	$ 7,672,716
Allocated occupancy and equipment	424,415
Other expenses	664,820
Allocated operating expense	$ 8,761,951

Included in Other Expense on the Statement of Income are $261,000 of allocated expenses by the Bank for overhead costs. Shared expenses for overhead costs are allocated using direct variables such as capital and revenues and estimates of percentage of time worked. In addition, the Company paid $413,326 in direct incentives to employees of the Bank, related to revenue earned for sales of insurance products and services related to underwriting.

On June 30, 2020, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed. On

June 29, 2023, the Company amended the agreement to extend the maturity, change the interest rate and incorporate certain provisions. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at the one month Chicago Mercantile Exchange Term Secured Overnight Financing Rate plus 1.62% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note, as amended, has a credit period through June 30, 2026 and a scheduled maturity date of June 30, 2027. The Company did not borrow, nor did it have any balances outstanding, under this revolving note during the year ended December 31, 2025.

5.   **Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2025, the Company had net capital of $16,631,517, which was $16,531,517 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $1,116,580 and an aggregate indebtedness to net capital ratio of 0.07 to 1.00 at December 31, 2025.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios.

6.   **Commitments and Contingencies**

The Company, in its capacity as a limited purpose broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition.

7.   **Subsequent Events**

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 26, 2026 and has determined that no other significant events occurred after December 31, 2025, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2025   **Schedule I**

	2025
Net capital	
Total stockholder's equity, qualified for net capital	$ 17,453,900
Less: Nonallowable assets	
Retail receivables and other assets	496,130
Total deductions	496,130
Net capital before haircuts on securities positions	16,957,770
Less: Haircuts - Investment Securities	326,253
Net capital	$ 16,631,517
Aggregate indebtedness	$ 1,116,580
6.67% of aggregate indebtedness	$ 74,439
Net capital requirement – greater of $100,000 or 6.67% of aggregate indebtedness	$ 100,000
Excess net capital	$ 16,531,517
Aggregate indebtedness to net capital ratio	.07

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation above and the computation included in the Company's unaudited Part IIA FOCUS Report as of December 31, 2025, as amended, filed on February 20, 2026.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2025   **Schedule II**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule. The Company does not claim exemption from Rule 15c3-3 under paragraph (k) of 17 C.F.R § 240.15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are no differences between the information above and the information included in the Company's corresponding unaudited December 31, 2025 Part IIA FOCUS Report, as amended, filed on February 20, 2026.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)

Exemption Report Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2025

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2025

Hancock Whitney Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

HANCOCK WHITNEY INVESTMENT SERVICES, INC.

I, Anita Schexnayder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Anita Schexnayder
_____
Anita Schexnayder, Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 26, 2026



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Hancock Whitney Investment Services, Inc. Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2026

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200 F: (504) 558 8960, www.pwc.com/us